May 18, 2006

Ms. Kathleen Collins

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	ACTUATE CORPORATION (FILE NO.: 000-24607)

FORM 10-K: FISCAL YEAR ENDED DECEMBER 31, 2005; FILED MARCH 13, 2006

FORM 8-K: FILED JANUARY 5, 2006

FORM 8-K: FILED JANUARY 31, 2006

Dear Ms. Collins:

We are writing in response to the letter from the Securities and Exchange Commission (the “Commission”) dated April 13, 2006 (the “Comment Letter”), in which the Staff of the Commission (the “Staff”) requested certain supplemental information regarding the above-referenced filings. In accordance with the Staff’s request, we have provided the supplemental information below. For your convenience, the section headings and numberings of our response correspond to the section headings and numberings used by the Staff in the Comment Letter.

The Company acknowledges that the adequacy and accuracy of disclosures in our filings with the Commission are our responsibility. We acknowledge that the Staff’s comments or changes to our disclosures in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to our filings. We also understand that the Staff’s comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In accordance with 17 C.F.R. § 200.83, we have provided a letter to the Staff and the Office of Freedom of Information and Privacy Act Operations requesting confidential treatment for certain portions of the Company’s responses set forth in this response letter (the “Specified Information”). The Company has redacted the Specified Information from the letter filed via EDGAR and has included such information, set forth in brackets and bold typeface, solely in paper copies of the letter submitted to the Staff.

Form 10-K for the Year Ended December 31, 2005

Item 9A. Controls and Procedures, page 46

1.	We note your statement “our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were sufficiently effective…” Note that any qualifications, such as “sufficiently effective,” do not conform to the requirements of Item 307 of Regulation S-K. Tell us how you intend to comply with the requirements of Item 307 of Regulation S-K to clearly state that your disclosure controls and procedures either were effective or were ineffective as of the date of this report.

In an effort to resolve any ambiguity in its disclosure related to the requirements of Item 307 of Regulation S-K, the Company has modified its disclosure regarding the effectiveness of its

Actuate Corporation • 701 Gateway Boulevard, South San Francisco, CA 94080 • www.actuate.com disclosure in Part I, Item 4 - CONTROLS AND PROCEDURES in its most recent 10Q filed May 10, 2006 by removing the word “sufficiently”. For future filings in periodic reports filed under the Exchange Act, the Company proposes using the following modified disclosure in order to comply with the requirements of Item 307 of Regulation S-K:

“Based on an evaluation under the supervision and with the participation of the Company’s management, the Company’s principal executive officer and principal financial officer have concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) were effective as of [INSERT RELEVANT DATE] to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.”

2.	We also note in your disclosure that in determining the effectiveness of your disclosure controls and procedures, your definition of disclosure controls and procedures is significantly more limited than what is called for under Rule 13a-15(e) of the Exchange Act. The rule requires, among other matters, that the disclosure controls and procedures be designed to ensure that information required to be disclosed in the report that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and the chief financial officer. Tell us whether your disclosure controls and procedures for the relevant periods met all of the requirements as called for under Rule 13a-15(e) of the Exchange Act. Additionally, tell us how you intend to comply with this requirement by including this statement in your controls and procedures section of your periodic reports.

The Company’s disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the Commission rules and forms and (ii) accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure. Therefore, we believe that our disclosure controls and procedures for the relevant periods met all of the requirements as called for under Rule 13a-15(e) of the Exchange Act.

In future filings, the Company proposes to use the disclosure controls and procedures statement set forth under comment 1 above, which we believe reflects the full definition of disclosure controls and procedures.

Note 1. Summary of Significant Accounting Policies

Revenues, page F-10

3.	We note in your disclosure that when a contract includes both license and service elements, the license fee is recognized on delivery of the software provided the services do not include significant customization or modification of the product and are not otherwise essential to the functionality of the software. Tell us how you recognize revenue when a contract includes a license and services that include significant customization or modification or are essential to the functionality of the product sold. In your response provide revenues generated from these types of arrangements.

We advise the Staff that the Company does not as a regular part of its business enter into revenue contracts that include services which are essential to the functionality of licensed software or for which significant customization or modification of the products sold was provided. We further advise the Staff that for the years ended December 31, 2003, 2004 and 2005 to the best of our knowledge the Company did not enter into any revenue contracts that included services which were deemed to be essential to the functionality of the software or for which significant customization or modification of the products sold was provided. However, if we were to enter into a contract which included both license and service elements, and the services included significant customization or modification or were essential to the functionality of the product sold, we would recognize the revenue for that arrangement in accordance with paragraphs 7 and 69 of Statement of Position 97-2 “Software Revenue Recognition” (“SOP 97-2”). Paragraph 7 states that “…. If an arrangement to deliver software or a software system, either alone or together with other products or services, requires significant production, modification, or customization of the software, the entire arrangement should be accounted for in conformity with Accounting Research Bulletin (ARB) No 45, “Long Term Construction Type Contracts”, using the relevant guidance herein, and in SOP 81-1, Accounting for Performance of Construction Type and Certain Production Type Contracts.” Paragraph 69 states these conditions would indicate that “….no element of the arrangement would qualify for accounting as a service, and contract accounting should be applied to both the software and service elements of the arrangement”.

Accordingly, we anticipate that we would follow contract accounting, however, based on the guidance in paragraphs 7 and 69, actual revenue treatment would largely depend on the nature of the underlying services engagement and contract terms.

Form 8-K filed January 5, 2006

4.	We note from your disclosure under Item 9.01 of form 8-K filed by the Company on January 5, 2006 that financial statements for performancesoft, Inc. would be filed within 71 days after the date of this 8-K. Provide us with your computation of the significance of this acquisition and tell us why the Company has not filed the financial statements for performancesoft, Inc. and provided the related pro forma information for this acquisition. We remind you in measuring the significance of an acquisition; contingent consideration is to be included in the computation unless the payment of that consideration is remote. We refer you to Item 9.01 of Form 8-K and Rule 3-05 and Article 11 of Regulation S-X.

We advise the Staff that the wording in the Form 8-K filed with the Commission on January 5, 2006 regarding the filing of financial statements for performancesoft, Inc. (“performancesoft”) was preliminary. At the time of that filing, the analysis to determine whether or not we were required to file financial statements of performancesoft and pro forma financial information under Item 9.01 of Form 8-K was in process. Therefore, the wording should have indicated that the financial statements would be filed within 71 days, “if determined to be required or appropriate”. Under the requirements of Item 9.01(a) and (b), Rule 3-05(b)(2) of Regulation S-X and Article 11 of Regulation S-X, filing financial statements of performancesoft and pro forma financial information on a Form 8-K/A is required only if one of the following conditions are met:

CONFIDENTIAL TREATMENT REQUESTED BY ACTUATE CORPORATION FOR THE BRACKETED AND BOLD TYPEFACE PORTIONS OF THIS RESPONSE.

1.	Investment test — Actuate’s investment in performancesoft exceeded 20 percent of Actuate’s total assets as of the end of the most recently completed fiscal year; or

2.	Asset test — performancesoft’s total assets exceeded 20 percent of Actuate’s total assets as of the end of the most recently completed fiscal year; or

3.	Income test — performancesoft’s pretax income exceeded 20 percent of Actuate’s pretax income for the most recently completed fiscal year.

In addition, pro forma financial information is required if disclosure of pro forma financial information would be material to investors.

[***]

Regarding the investment test, according to the SEC Staff Training Manual, with respect to measuring significance, the registrant should “include contingent consideration as part of the total investment in the acquiree unless the likelihood of its payment is remote”. We have concluded that payment of the contingent consideration of such an amount that aggregated together with the other acquisition consideration would reach 20% under the investment test is remote, as discussed in more detail below.

Payment of contingent consideration to performancesoft, if any, will be based on total revenue earned by performancesoft for the year ending December 31, 2006. In order to earn the maximum contingent consideration of $13.5 million, performancesoft’s total revenue for fiscal 2006 would need to be $25.0 million. [***] Accordingly, we have concluded that performancesoft does not represent a significant subsidiary as defined in Regulation S-X.

Finally, we inform the Staff that, the Company provided the relevant pro forma financial information related to the performancesoft acquisition in its most recent 10Q filed May 10, 2006, and that as of the date of this letter, performancesoft has not earned and therefore the Company has not paid any of the earn out.

The Company will provide further details such as forecasts if requested by the Commission.

Form 8-K filed January 31, 2006

5.	We note your use of non-GAAP financial measures in the Form 8-K noted above which excludes a number of recurring items. Tell us how you considered Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures:

a.	The manner in which management uses the non GAAP measure to conduct or evaluate its business

b.	The economic substance behind management’s decision to use such a measure

c.	The material limitations associated with the use of the non-GAAP financial measure as compared to the use of most directly comparable GAAP financial measure

d.	The manner in which management compensates for these limitations when using the non-GAAP financial measure; and

e.	The substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

In this regard, we believe you should further enhance your disclosures to comply with Item 10(e)(1)(i)(C) and (D) of Regulation SK and Question 8 of the related FAQ to demonstrate the usefulness of your non-GAAP financial measures which excludes a number of recurring items, especially since these measures appear to be used to evaluate performance. Your current disclosures regarding the reasons for presenting these non-GAAP measures appear overly broad considering that companies and investors may differ as to which items warrant adjustment and what constitutes operation performance. For example it is unclear to us why amortization of intangible assets is not relevant for investors considering that the use of these assets contributes to generating revenue. Similarly, it is unclear why excluding stock-based compensation is appropriate considering that offering you employees equity instruments appears to be a key incentive offered in the achievement of your goals as an organization. It is also unclear why certain excluded items should not be considered in assessing your performance as several appear to be recurring and integral to your performance. For example, you exclude certain legal costs (labeled as nonrecurring) and you exclude restructuring charges although you have incurred charges for both of the years ended December 31, 2004 and 2005.

Based upon the Comment Letter, the Company has reviewed the Commission’s rules governing non-GAAP financial measures, including Regulation G and Item 10(e) of Regulation S-K, as well as the Staff’s guidance in its June 13, 2003 Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (the “FAQ”).

As a result of its review of such rules and related Staff guidance, the Company proposes to adopt a new disclosure policy for inclusion of non-GAAP performance measures in its earnings releases (see Exhibit A (the “Proposed Disclosure”). We wish to advise you that, in our most recent Form 8-K under Item 2.02 filed on April 25, 2006, we included an earlier version of the Proposed Disclosure in a good faith attempt to timely comply with the Staff’s comment.

The Company proposes that the use of the Proposed Disclosure, together with the Proposed Reconciliation discussed in Response 7 of this letter in future periodic reports, press releases or other disclosures filed with or furnished to the Commission, will demonstrate compliance with the Commission’s rules governing non-GAAP financial measures, including Regulation G and Item 10(e) of Regulation S-K, as well as the Staff’s guidance in the FAQ.

6.	We also note your adjustment for this non-GAAP financial measure related to the provision for income taxes. Considering your disclosure that this adjustment does not reflect the actual or future expected provision for income taxes, tell us the basis for this adjustment.

Income tax expense (benefit) is adjusted by the amount of additional expense or benefit that we would accrue if we used non-GAAP results instead of GAAP results in the calculation of our tax liability, taking into consideration the company’s long-term tax structure. The use of a non-GAAP tax rate of 30% reflects a more normalized weighted average tax rate in the various jurisdictions in which the Company operates. The non-GAAP weighted average tax rate is subject to change for various reasons including variations over time in the geographic business mix, U.S. and foreign statutory tax rates, and the company’s long term tax structure. Our GAAP tax rates for the twelve months ended December 31, 2005 and 2004 were 16.9% and 40.5%, respectively. These GAAP tax rates consider certain mandatory and other non-scalable tax costs which may adversely or beneficially affect the Company’s tax rate depending upon the Company’s level of profitability.

7.	In view of the nature, content and format of your reconciliation of GAAP to non-GAAP financial measures presentation, it is not evident whether your presentation complies with Item 100(b) of Regulation G. In this regard we note your presentation of a full non-GAAP Statement of Operation could reasonably be interpreted to imply that the presentation is based on a set of accounting rules or principles when in fact, that is not the case. Tell us why you believe this presentation complies with Regulation G. If you choose to continue this presentation, each GAAP financial item adjusted to arrive at non-GAAP results, such as Cost of License Fees, General and Administrative, Provision for Income Taxes, among others, are considered non-GAAP financial measures which require all disclosures pursuant to Regulation G, Item 10(e)(1)(i) of Regulation S-K and Question 8 and of the FAQ.

Based upon the Comment Letter, the Company has reviewed the Commission’s rules governing non GAAP financial measures, including Regulation G and Item 10(e)(1)(i) of Regulation S-K, as well as the Staff’s guidance in its FAQ.

As a result of its review of such rules and related Staff guidance, the Company proposes to modify its reconciliation of GAAP to non GAAP financial measures to further enhance its compliance with Regulation G (“Proposed Reconciliation”). Such modifications would include:

a. Providing a footnoted description of each adjusted item contained in the reconciliation;

b. Expanding the footnoted descriptions of each adjusted item in order to provide the reader with additional information, such as the nature and timing of the item, underlying assumptions contained in the adjusted item and other information, as appropriate; and

c. Continuing to provide the following reconciliation table:

ACTUATE CORPORATION

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES

(in thousands, except per share data)

(unaudited)

Months Ended , 200			Months Ended , 200
GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP

The Company proposes to use the aforementioned Proposed Reconciliation, together with the Proposed Disclosure discussed in Response 5 of this letter, to further enhance the Company’s compliance with the above-cited Commission rules and Staff guidance in future periodic reports, press releases or other disclosures filed with or furnished to the Commission.

CONFIDENTIAL TREATMENT REQUESTED BY ACTUATE CORPORATION FOR THE BRACKETED AND BOLD TYPEFACE PORTIONS OF THIS RESPONSE.

Should you have any further questions, please do not hesitate to call me at [* * *].

Sincerely,

/s/ Dan A. Gaudreau
Dan A. Gaudreau
Senior Vice President, Operations and Chief Financial Officer

cc: Mr. Patrick Gilmore, Division of Corporate Finance

EXHIBIT A

Proposed Disclosure

Discussion of Non-GAAP Financial Measures

Actuate management evaluates and makes operating decisions using various performance measures. In addition to our GAAP results, we also consider adjusted net income (loss), which we refer to as non-GAAP net income (loss). We further consider various components of non-GAAP net income (loss) such as non-GAAP gross margin and non-GAAP operating expense. Non-GAAP net income (loss) is generally based on the revenues of our product, maintenance and services business operations and the costs of those operations, such as cost of revenue, research and development, sales and marketing and general and administrative expenses, that management considers in evaluating our ongoing core operating performance. Non-GAAP net income (loss) consists of net income (loss) excluding amortization of intangible assets, merger and acquisition charges, special charges, equity plan-related compensation expenses and charges and gains which management does not consider reflective of our core operating business. Intangible assets consist primarily of purchased technology, trade names, customer relationships employment agreements and other intangible assets issued in connection with acquisitions. Merger and acquisition charges represent in-process research and development charges related to products in development that had not reached technological feasibility at the time of acquisition. Special charges consist of post-acquisition rebalance costs including severance and benefits, excess facilities and asset-related charges, and also include strategic reallocations or reductions of personnel resources. Equity plan-related compensation expenses represent the fair value of all share-based payments to employees, including grants of employee stock options, as required under SFAS No. 123 (revised 2004), “Share-Based Payment” (SFAS 123R). For purposes of comparability across other periods and against other companies in our industry, non-GAAP net income (loss) is adjusted by the amount of additional taxes or tax benefit that the company would accrue using a normalized effective tax rate applied to the non-GAAP results. Management does not consider these unusual expenses associated with a financial transaction to be part of core operating performance.

Non-GAAP net income (loss) is a supplemental measure of our performance that is not required by, or presented in accordance with, GAAP. Moreover, it should not be considered as an alternative to net income, operating income or any other performance measure derived in accordance with GAAP, or as an alternative to cash flow from operating activities or as a measure of our liquidity. We present non-GAAP net income (loss) because we consider it an important supplemental measure of our performance.

Management excludes from its non-GAAP net income (loss) certain recurring items to facilitate its review of the comparability of the company’s core operating performance on a period to period basis because such items are not related to the company’s ongoing core operating performance as viewed by management. Management uses this view of its operating performance for purposes of comparison with its business plan and individual operating budgets and allocation of resources. Additionally, when evaluating potential acquisitions, management excludes the items described above from its consideration of target performance and valuation. More specifically management adjusts for the excluded items for the following reasons:

a) amortization charges for purchased technology and other intangible assets resulting from the company’s acquisition transactions; b) in-process R&D charges resulting from the company’s acquisition transactions; c) restructuring charges; d) legal costs related to our litigation with MicroStrategy, Inc., which has since been resolved; e) adjustment to the income tax provision; and f) stock-based compensation expense.

The Company believes that, in general, these items possess one or more of the following characteristics: their magnitude and timing is largely outside of the Company’s control; they are unrelated to the ongoing operation of the business in the ordinary course; they are unusual and the Company does not expect them to occur in the ordinary course of business; or they are non-operational, or non-cash expenses involving stock option grants.

The Company believes that the presentation of these non-GAAP financial measures is warranted for several reasons:

1)	Such non-GAAP financial measures provide an additional analytical tool for understanding the Company’s financial performance by excluding the impact of items which may obscure trends in the core operating performance of the business;

2)	Since the Company has historically reported non-GAAP results to the investment community, the Company believes the inclusion of non-GAAP numbers provides consistency and enhances investors’ ability to compare the Company’s performance across financial reporting periods;

3)	These non-GAAP financial measures are employed by the Company’s management in its own evaluation of performance and are utilized in financial and operational decision making processes, such as budget planning and forecasting;

4)	These non-GAAP financial measures facilitate comparisons to the operating results of other companies in our industry, which use similar financial measures to supplement their GAAP results, thus enhancing the perspective of investors who wish to utilize such comparisons in their analysis of the Company’s performance.

Set forth below are additional reasons why specific items are excluded from the Company’s non-GAAP financial measures:

a)	Amortization charges for purchased technology and other intangible assets are excluded because they are inconsistent in amount and frequency and are significantly impacted by the timing and magnitude of the Company’s acquisition transactions. We analyze and measure our operating results without these charges when evaluating our core performance. Generally, the impact of these charges to the Company’s net income (loss) tends to diminish over time following an acquisition;

b)	Merger and acquisition charges are in-process R&D charges which are excluded because they often vary significantly in size and amount, and are disregarded when acquisition decisions are made;

c)	Restructuring charges are primarily related to severance costs and/or the disposition of excess facilities driven by modifications of business strategy. These costs are excluded because they are inherently variable in size, and are not specifically included in the Company’s annual operating plan and related budget due to the rapidly changing facts and circumstances typically associated with such modifications of business strategy;

d)	Certain legal costs were incurred in the successful defense of the Company from trade secret litigation brought by a competitor, MicroStrategy, Inc. These costs are excluded because the origin of this litigation was outside the Company’s control, the litigation was outside the normal course and scope of the Company’s ongoing legal operations and the size and timing of the legal costs were dependent on the particular stage of litigation at any given time.

e)	Income tax expense (benefit) is adjusted by the amount of additional expense or benefit that we would accrue if we used non-GAAP results instead of GAAP results in the calculation of our tax liability, taking into consideration the company’s long-term tax structure. Prior to the quarter ended September 30, 2005, the Company used a normalized effective tax rate of 37.5%. Starting in the quarter ended September 30, 2005, the company began to use a normalized effective tax rate of 30%. This item is excluded because the rate remains subject to change based on several factors, including variations over time in the geographic business mix and statutory tax rates.

f)	While stock-based compensation calculated in accordance with SFAS 123R constitutes an ongoing and recurring expense of the Company, it is not an expense that typically requires or will require cash settlement by the company. We therefore exclude these charges for purposes of evaluating our core performance as well as with respect to evaluating any potential acquisition.

In the future, the Company expects to continue reporting non-GAAP financial measures excluding items described above and the Company expects to continue to incur expenses similar to the non-GAAP adjustments described above. Accordingly, exclusion of these and similar items in our non-GAAP presentation should not be construed as an inference that these costs are unusual, infrequent or non-recurring.

As stated above, the Company presents non-GAAP financial measures because it considers them to be important supplemental measures of performance. However, non-GAAP financial measures have limitations as an analytical tool and should not be considered in isolation or as a substitute for the Company’s GAAP results. Some of the limitations in relying on non-GAAP financial measures are:

•	Amortization of intangibles, though not directly affecting our current cash position, represent the loss in value as the technology in our industry evolves, is advanced, or is replaced over time. The expense associated with this loss in value is not included in the non-GAAP net income (loss) presentation and therefore does not reflect the full economic effect of the ongoing cost of maintaining our current technological position in our competitive industry which is addressed through our research and development program.

•	The Company may engage in acquisition transactions in the future. Merger and acquisition related charges may therefore continue to be incurred and should not be viewed as non-recurring.

•	The Company’s stock option and stock purchase plans are important components of our incentive compensation arrangements and will be reflected as expenses in our GAAP results for the foreseeable future under SFAS 123R.

•	The Company’s income tax expense (benefit) will be ultimately based on its GAAP taxable income and actual tax rates in effect, which may differ significantly from the 30% rate assumed in our non-GAAP presentation.

•	Other companies, including other companies in our industry, may calculate non-GAAP financial measures differently than we do, limiting their usefulness as a comparative measure.

Pursuant to the requirements of SEC Regulation G, a detailed reconciliation between the Company’s GAAP and non-GAAP financial results is provided in this [disclosure] and is also available in the investor relations section of the Company’s web site at www.actuate.com. Investors are advised to carefully review and consider this information strictly as a supplement to the GAAP results that are contained in this press release and in the Company’s SEC filings.